December 16, 2024

Edward Kovalik
Chief Executive Officer
Prairie Operating Co.
55 Waugh Drive, Suite 400
Houston, TX 77007

       Re: Prairie Operating Co.
           Amendment No. 2 to Registration Statement on Form S-3
           Filed December 10, 2024
           File No. 333-282730
Dear Edward Kovalik:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 9, 2024 letter.

Amendment No. 2 to Form S-3 filed on December 10, 2024
Documents Incorporated by Reference, , page 1

1. We refer you to exhibit 99.2 to Form 8-K filed on November 27, 2024. You state that on August 15, 2024, the purchase price in the NRO agreement was amended to $84.5 million in cash, subject to certain closing price adjustments and other customary closing conditions. You go on to disclose at note 5 that on October 1, 2024, you transferred total cash consideration of $55.8 million related to the acquisition. Please provide us with additional information about the difference between the amended purchase price of $84.5 million and the total consideration of $55.8 million transferred to the seller. To the extent that the $55.8 million cash consideration represents the final purchase price, please clearly disclose that the asset purchase agreement was amended and state the revised purchase price at the forepart of the Unaudited Pro
 December 16, 2024
Page 2

       Forma Condensed Combined Financial Information.
        Please contact Brian McAllister at 202-551-3341 or Craig Arakawa at 202-551-3650
if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Ramey Layne